September 9, 2005

Via Facsimile (714) 668-6337 and U.S. Mail

Peter Tennyson, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA  92626

RE:	Selectica, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed July 8 and 11, 2005, by Bryant R. Riley

Preliminary Proxy Statement on Schedule 14A
Filed September 8, 2005 by B. Riley & Co., Inc.
      File No. 000-29637

Dear Mr. Tennyson:

      We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement
General
1. We note that Mr. Riley is a participant in this proxy solicitation. As a result, please revise your disclosure to provide the disclosure required by Items 4(a) and 5(a) of Schedule 14A. Also, it appears that Mr. Kelleher is also a participant. Please provide us with your analysis supporting Mr. Kelleher not being a participant or provide the disclosure required by Items 4(a) and 5(a)
of Schedule 14A.

Our Proposals, page 2
2. Refer to proposal 1. You state that currently, a special meeting may be called by the Board "presumably by a majority vote."
Revise
to clarify whether a majority vote of the board is required to call a special meeting or if a meeting may be called by less than the entire board. If the required vote is unclear, revise to state why. Provide us a copy of any relevant state law, bylaw or charter provisions.
3. Refer to the discussion under Proposal 3 relating to the requirement that an amendment of Selectica`s certificate of incorporation must be approved by the security holders and the board of directors. If approval by the board of directors is assured despite the approval of security holders at the annual meeting, please state so.
4. We note in your disclosure elsewhere and on your proxy card that
Proposal 2 is arranged as a recommendation to Selectica`s board of directors. Please state that prominently in the language describing the proposal.

Other Matters, page 3
5. We note the bracketed language under the caption "You may change your mind after you have returned your proxy." Please remove the brackets and update the disclosure as necessary.

Where you can find more information, page 6
6. Revise your disclosure to reference the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Exhibit A
7. We note in exhibit B that the each of B. Riley & Co., Inc. and
B.
Riley & Co. Holdings, LLC acquired 100 shares of Selectica common stock. It appears that each of these entities beneficially owns 100 shares.  Revise the table accordingly.  We also note that B. Riley
&
Co., Inc. currently holds the securities of record while B. Riley
&
Co. Holdings, LLC is only the beneficial owner of its 100 shares. Please disclose the recordholder of the shares beneficially owned by
B. Riley & Co. Holdings, LLC. Also, given that Mr. Riley has voting and dispositive power over all of these shares, please include a line-item for Mr. Riley`s beneficial ownership. Refer to Item 403 of
Regulation S-K for additional guidance.


Exhibit B
8. We note the bracketed language regarding transactions effected for the accounts of B. Riley & Co. clients. We also note that the exhibit referenced in this language does not appear to have been filed. Please explain or remove the bracketed language as necessary.

Form of Proxy
9. Although the proxy statement cover sheet may have a check in the box next to "Preliminary Proxy Statement," the checked box is not sufficient to comply with Rule 14a-6(e)(1) of Regulation 14A. Please revise the form of proxy and proxy statement to clearly identify and label each as being preliminary.
10. We note that you have named the company`s nominees on your card, but you will withhold votes if no instructions are indicated by persons executing your proxy. As you do not indicate that you will vote in favor of the company`s nominees if no instructions are given, and as you express no opinion regarding their nominees, it appears this may be a solicitation in opposition. Revise the proxy and card accordingly or provide us your analysis in this regard.
11. Revise the card to indicate your recommendation with respect to the board vote, and to clarify that the board vote is a separate matter to be voted upon. Currently you list proposals 1, 2 and 3 and the board vote is not provided similar prominence. It appears that a security holder could easily fail to vote on this matter because it is not numbered.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Peter Tennyson, Esq.
Paul, Hastings, Janofsky & Walker LLP
September 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE